82-3696

m·real

M-real Corporation Stock Exchange Announcement 9 May 2005 at 12.30 p.m.



NOTICE PURSUANT TO THE SECURITIES MARKET ACT, CHAPTER 2, SECTION 10: SHAREHOLDING OF FRANKLIN TEMPLETON GROUP HAS INCREASED IN M-REAL CORPORATION

According to the information received by M-real Corporation, the shareholding of the mutual funds by the affiliated investment advisers of Franklin Templeton Group has on 3 May 2005 increased to 5.01 percent of the share capital and to 1.61 percent of the voting rights of M-real Corporation. Franklin Templeton Group owns in total 16,435,970 M-real´s B-shares.

M-REAL CORPORATION

Corporate Communications


05008355

m·real

M-real Corporation Stock Exchange Announcement 10 May 2005 at 11.00 a.m.

NOTICE PURSUANT TO THE SECURITIES MARKET ACT, CHAPTER 2, SECTION 10: SHAREHOLDING OF FRANKLIN TEMPLETON GROUP IN M-REAL CORPORATION HAS DECREASED

According to the information received by M-real Corporation on 10 May, the shareholding of the mutual funds by the affiliated investment advisers of Franklin Templeton Group has on 6 May, 2005 decreased to 4.99 percent of the share capital and to 1.60 percent of the voting rights of M-real Corporation. Franklin Templeton Group owns in total 16,390,170 M-real´s B-shares.

M-REAL CORPORATION

Corporate Communications